

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

William Tay
President
Acantha Acquisition Corp.
Belenus Acquisition Corp.
Cepheus Acquisition Corp.
2000 Hamilton Street, #943
Philadelphia, PA 19130

Re: **Acantha Acquisition Corp.**
Form 10
Filed September 16, 2010
File No. 000-54120

Belenus Acquisition Corp.
Form 10
Filed September 16, 2010
File No. 000-54121

Cepheus Acquisition Corp.
Form 10
Filed September 16, 2010
File No. 000-54122

Dear Mr. Tay:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Justin Dobbie
Special Counsel

cc: William Tay
Facsimile: (215) 405-8018